UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2024

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits 99.1, 99.2 and 99.3 to this report on Form 6-K are incorporated by reference into this report and are incorporated by reference into and as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-283140), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Equity Distribution Agreement, dated November 12, 2024, by and among Cameco Corporation, TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities (USA) LLC, CIBC World Markets Corp. and Scotia Capital (USA) Inc.

99.2	Consent of McCarthy Tétrault LLP.

99.3	Consent of Borden Ladner Gervais LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024	Cameco Corporation

	By:	/s/ Sean A. Quinn
Sean A. Quinn
Senior Vice-President, Chief Legal Officer and Corporate Secretary